December 13, 2007

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Solomon Technologies, Inc.
Request for Withdrawal of Registration Statement on Form SB-2
File No. 333-146424

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Solomon Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date hereof, of its Registration Statement on Form SB-2 originally filed on October 1, 2007, (File No. 333-146424), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and no securities were offered or sold under the Registration Statement.

We request this withdrawal because the Company has elected not to pursue the secondary registration of the securities included in the registration statement.

The Company hereby requests that the Commission issue a written order to the Company granting withdrawal of the Registration Statement.

1224 Mill Street, Building B
East Berlin, CT 06023
Office: (860) 828-2060
Fax: (860) 828-2004

Mr. Russell Mancuso
December 13, 2007

Thank you for your assistance in this matter.

Very truly yours, SOLOMON TECHNOLOGIES, INC. /s/ Gary G. Brandt Gary G. Brandt CEO